UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

25F, Rongcheng Yungu, Keji 3rd Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Included with this report as Exhibit 99.1 hereto are our unaudited financial results and statements for the six (6) months ended March 31, 2022. Management’s discussion and analysis of our financial condition and results of operations for the semi-annual period ended March 31, 2022 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We are a bio-ingredient solutions provider in the natural, health and personal care industries and are engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. We sell our products to customers located in both Chinese and international markets.

Recent Developments

Newly formed subsidiary

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong, owns 100% equity interest in Xi’an Youpincui.

Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, our online sales have historically generated minimal revenues. On September 28, 2021, our Board of Directors approved a restructuring of our corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. On October 21, 2021, Xi’an Ap-Chem’s original shareholders signed the share transfer agreement to transfer their 100% ownership interest in Xi-an App-Chem to Xi’an CMIT and Xi’an Youpincui. On October 22, 2021, Xi-an App-Chem completed its business license registration with PRC government and became a Sino-foreign joint venture.

Effective November 1, 2021, we completed the reorganization of our corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, our direct wholly-owned subsidiary in Hong Kong. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% share ownership through Tea Essence, and in turn, Xi’an CMIT and Xi’an Youpincui. The termination of the VIE agreements as described above does not adversely affect our business, financial condition, and results of operations because we, together with our wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked and we’re investigating other feasible ways to explore online sales business.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. A resurgence could cause city lockdown, negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date our unaudited condensed consolidated interim financial statements for the six months ended March 31, 2022 are released. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Comparison of Results of Operations for the six months ended March 31, 2022 and 2021

The following table summarizes the results of our operations during the six months ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	In the Six Months Ended March 31,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$13,688,400	100.0%	$11,698,830	100.0%	$1,989,570	17.0%
COST OF REVENUE	9,652,453	70.5%	8,325,148	71.2%	1,327,305	15.9%
GROSS PROFIT	4,035,947	29.5%	3,373,682	28.8%	662,265	19.6%

OPERATING EXPENSES
Selling expenses	83,970	0.6%	52,666	0.5%	31,304	59.4%
General and administrative expenses	998,943	7.3%	679,635	5.8%	319,308	47.0%
Research and development expenses	164,675	1.2%	106,998	0.9%	57,677	53.9%
Total operating expenses	1,247,588	9.1%	839,299	7.2%	408,289	48.6%

INCOME FROM OPERATIONS	2,788,359	20.4%	2,534,383	21.7%	253,976	10.0%

OTHER INCOME (EXPENSE)
Interest expense, net	(277,175)	(2.0)%	(196,874)	(1.7)%	(80,301)	(40.8)%
Other income, net	581,213	4.2%	422,767	3.6%	158,446	37.5%
Total other income (expenses), net	304,038	2.2%	225,893	1.9%	78,145	34.6%

INCOME BEFORE INCOME TAX PROVISION	3,092,397	22.6%	2,760,276	23.6%	332,121	12.0%

PROVISION FOR INCOME TAXES	562,737	4.1%	465,077	4.0%	97,660	21.0%

NET INCOME	$2,529,660	18.5%	$2,295,199	19.6%	$234,461	10.2%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $13,688,400 in the six months ended March 31, 2022, an increase of $1,989,570, or approximately 17.0% as compared to $11,698,830 in the same period of 2021. Specifically, the increase in revenues was primarily attributable to (i) an increase in average selling price of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 64.1%, 11.2% and 79.2%, respectively, as we raised our selling prices in response to the rising raw material costs and market change as affected by the COVID-19, as well as product mix change of fragrance compounds and bioactive food ingredients; (ii) an increase in sales volume of bioactive food ingredients by 47.5%, due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (iii) We sold our products to 87 and 86 customers in the six months ended March 31, 2022 and 2021, respectively. In terms of purchase order size, average purchase order by our customers increased by 15.7% from approximately $136,000 per customer in six months ended March 31, 2021 to approximately $157,000 per customer in six months ended March 31, 2022; For the six months ended March 31, 2022, three customers accounted for 44.0%, 24.4% and 11.2% of the Company’s total revenue, respectively. For the six months ended March 31, 2021, two customers accounted for 40.2% and 37.1% of the Company’s total revenue, respectively; (iv) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022, and (v) partially offset by the decrease in sales volume of our fragrance compounds and health supplemental powder drinks by 26.0% and 37.5%, respectively, in the six months ended March 31, 2022 as compared to the same period of 2021 due to shortage of material supply caused by abnormal wet weather, and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	In the Six Months Ended March 31,
	2022		2021		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$7,438,950	54.3%	$5,957,386	50.9%	$1,481,564	24.9%
Health supplements (powder drinks)	3,340,530	24.4%	4,671,082	39.9%	(1,330,552)	(28.5)%
Bioactive food ingredients	2,908,920	21.3%	1,070,362	9.2%	1,838,558	171.8%
Total Revenue	$13,688,400	100.0%	$11,698,830	100.0%	$1,989,570	17.0%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 24.9% or $1,481,564 to $7,438,950 in the six months ended March 31, 2022 from $5,957,386 in the same period of 2021. This increase was attributable to the following: (i) a 64.1% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and product mix change, we put more selling effort in sales of high value added product ambroxide with higher selling price. Weighted average unit cost for this product category increased by 54.8% in the six months ended March 31, 2022, as compared to that in same period of 2021 mainly due to higher raw material purchase costs and product mix change in 2022; (ii) an increase in average purchase order by our customers by 15.7% in six months ended March 31, 2022 as compared to six months ended March 31, 2021 as discussed above; (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022; and (iv) partially offset by a decrease of 26.0% in sales volume from 26,678 kilograms sold in the six months ended March 31, 2021 to 19,729 kilograms sold in the same period of 2022. Our principal raw material, clary sage, which is used to produce sclareolide and ambroxide, is mainly planted in in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our fragrance compounds in the six months ended March 31, 2022.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products decreased by 28.5% or $1,330,552 to $3,340,530 in the six months ended March 31, 2022 from $4,671,082 in the same period of 2021. This decrease was attributable to the following: (i) a decrease of 37.5% in sales volume from 207,994 cases sold in the six months ended March 31, 2021 to 130,000 cases sold in the same period of 2022. Our principal raw material, stachys affinis, which is used to produce prebiotics, is mainly planted in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our health supplemental powder drinks in the six months ended March 31, 2022; and partially offset by (ii) a 11.2% increase in average selling price of health supplement (powder drinks) products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation. Weighted average unit cost for this product category increased by 19.2% in the six months ended March 31, 2022, as compared to that in same period of 2021 mainly due to higher raw material purchase costs in 2022; (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products increased by 171.8% or $1,838,558 to $2,908,920 in the six months ended March 31, 2022 from $1,070,362 in the same period of 2021. The increase was mainly attributable to the following: (i) a 79.2% increase in average selling price of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and market change, as well as change in product mix, more milk thistle extracts products with higher price were sold in the six months ended March 31, 2022; (ii) a 47.5% increase in sales volume from 33,352 kilograms in the six months ended March 31, 2021 to 49,178 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (iii) an increase in average purchase order by our customers by 15.7% in six months ended March 31, 2022 as compared to six months ended March 31, 2021 as discussed above and (iv) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues increased by $1,327,305, or 15.9%, from $8,325,148 in the six months ended March 31, 2021 to $9,652,453 in the same period of 2022. The increase in our cost of revenues was mainly attributable to the following: (i) an increase of 54.8%, 19.2% and 72.6% in the average unit cost of our fragrance compound products, health supplement (powder drinks) products and bioactive food ingredients products, respectively, due to the increase in raw material purchase costs, as well as product mix change of fragrance compounds and bioactive food ingredients; (ii) sale volume of our bioactive food ingredients products increased by 47.5% in the six months ended March 31, 2022 compared to the same period of 2021 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar, and (iii) partially offset by the decrease in sales volume of our fragrance compounds and health supplemental powder drinks by 26.0% and 37.5%, respectively, in the six months ended March 31, 2022 as compared to the same period of 2021 due to shortage of material supply caused by abnormal wet weather in North China and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022 as discussed above.

	In the Six Months Ended March 31,
	2022	2021	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$5,636,789	$4,786,154	$850,635	17.8%
Cost of revenues – Health supplement (powder drinks)	2,171,757	2,834,500	(662,743)	(23.4)%
Cost of revenues – Bioactive food ingredients	1,843,907	704,494	1,139,413	161.7%
Total cost of revenues	$9,652,453	$8,325,148	$1,327,305	15.9%

Cost of Revenues from sales of our fragrance compound products

The 17.8% increase in cost of revenues for our fragrance compound products from $4,786,154 in the six months ended March 31, 2021 to $5,636,789 in the same period of 2022 was mainly attributable to the following: (i) an increase of 54.8% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and product mix change, we put more selling effort in sales of high value added product ambroxide with higher cost of revenue; (ii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022; and (iii) partially offset by a decrease of 26.0% in sales volume from 26,678 kilograms sold in the six months ended March 31, 2021 to 19,729 kilograms sold in the same period of 2022. Our principal raw material, clary sage, which is used to produce sclareolide and ambroxide, is mainly planted in in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our fragrance compounds in the six months ended March 31, 2022.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 23.4% decrease in cost of revenues for our health supplement (powder drinks) products from $2,834,500 in the six months ended March 31, 2021 to $2,171,757 in the same period of 2022 was mainly attributable to the following: (i) a decrease of 37.5% in sales volume from 207,994 cases sold in the six months ended March 31, 2021 to 130,000 cases sold in the same period of 2022. Our principal raw material, stachys affinis, which is used to produce prebiotics, is mainly planted in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our health supplemental powder drinks in the six months ended March 31, 2022; and partially offset by (ii) an increase of 19.2% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation; (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Cost of Revenues from sales of our bioactive food ingredient products

The 161.7% increase in cost of revenues for our bioactive food ingredient products from $704,494 in the six months ended March 31, 2021 to $1,843,907 in the same period of 2022 was mainly attributable to the following: (i) an increase of 72.6% in weighted average unit cost of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and general inflation, as well as change in product mix, more milk thistle extracts products with higher average unit cost were sold in the six months ended March 31, 2022; (ii) a 47.5% increase in sales volume from 33,352 kilograms in the six months ended March 31, 2021 to 49,178 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; and (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Gross Profit

	In the Six Months Ended March 31,
	2022	2021	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$1,802,161	$1,171,232	$630,929	53.9%
Gross Profit – Health supplement (powder drinks)	1,168,773	1,836,582	(667,809)	(36.4)%
Gross Profit – Bioactive food ingredients	1,065,013	365,868	699,145	191.1%
Total Gross Profit	$4,035,947	$3,373,682	$662,265	19.6%
Gross Profit Margin	29.5%	28.8%		0.7%

Our gross profit in the six months ended March 31, 2022 increased by $662,266, or 19.6%, to $4,035,947, from $3,373,682 in the same period of 2021. Our gross margin increased by 0.7% from 28.8% in the six months ended March 31, 2021 to 29.5% in the same period of 2022. The increase in gross profit was due to (i) an increase of 47.5% in sales volume of bioactive food ingredient products due to stronger demand and change in sales strategy as discussed above; (ii) gross profit margin of our fragrance compound products increased by 4.5 percentage point due to increase in average selling price in response to increased raw materials purchase price and product mix change as discussed above; and (iii) partially offset by the decrease in sales volume of our fragrance compounds and health supplemental powder drinks by 26.0% and 37.5%, respectively, in the six months ended March 31, 2022 as compared to the same period of 2021 due to shortage of material supply as discussed above. The increase in our gross margin by 0.7% from 28.8% in the six months ended March 31, 2021 to 29.5% in the same period of 2022 was due to changes in product mix and increase in selling price.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $630,929 or 53.9% from $1,171,233 in the six months ended March 31, 2021 to $1,802,161 in the same period of 2022. The increase was primarily attributable to (i) a 64.1% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and product mix change as discussed above, while weighted average unit cost for this product category increased by 54.8% in 2022; (ii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022; and (iii) partially offset by a decrease of 26.0% in sales volume due to shortage of material supply as discussed above As a result of the above, gross margin for our fragrance compound products increased by 4.5 percentage point from 19.7% in the six months ended March 31, 2021, to 24.2% in the same period of 2022.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $667,808 or 36.4% from $1,836,582 in the six months ended March 31, 2021, to $1,168,773 in the same period of 2022. The decrease was primarily attributable to: (i) a decrease of 37.5% in sales volume due to shortage of material supply as discussed above; (ii) weighted average unit cost for this product category increased by 19.2%, while average selling price increased by 11.2% , and partially offset by (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $699,146 or 191.1%, from $365,867 in the six months ended March 31, 2021, to $1,065,013 in the same period of 2022. This increase was primarily due to (i) a 47.5% increase in sales volume from 33,352 kilograms in the six months ended March 31, 2021 to 49,178 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (ii) a 79.2% increase in average selling price of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and market change, as well as change in product mix, more milk thistle extracts with higher gross margin were sold in the six months ended March 31, 2022, while weighted average unit cost increased by 72.6% compared to the same period of 2021; and (iii) a 2.8% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.5541 in the six months ended March 31, 2021 to US$1 to RMB 6.3712 in the same period of 2022.

Selling expenses

	In the six months ended		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Selling Expenses	$83,970	$52,666	$31,304	59.4%
as a percentage of revenues	0.6%	0.5%		0.1%

Selling expenses increased by $31,304, or 59.4%, from $52,666 in the six months ended March 31, 2021, to $83,970 in the same period of 2022. The COVID-19 outbreak and spread caused reduced trade shows and business travel, and we put more focus to target our customers through online and virtual marketing and sales promotion, our online advertising expense in the six months ended March 31, 2022 increased by $27,774 compared to the same period of 2021.

General and administrative expenses

	In the six months ended		Change
(in US dollars, except percentage)	2022	2021	Amount	%
General and Administrative Expenses	$998,943	$679,635	$319,308	47.0%
as a percentage of revenues	7.3%	5.8%		1.5%

General and administrative expenses increased by $319,308, or 47.0%, from $679,635 in the six months ended March 31, 2021, to $998,943 in the same period of 2022, mainly attributable to increase of $335,265 in professional service fees such as directors’ and officers’ liability insurance, investor relations management, etc. as we become a public company since we completed the IPO in July 2021.

Research and development (“R&D”) expenses

	In the six months ended		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Research and Development Expenses	$164,675	$106,998	$57,677	53.9%
as a percentage of revenues	1.2%	0.9%		0.3%

Research and development expenses increased by $57,677, or approximately 53.9%, from $106,998 in the six months ended March 31, 2021, to $164,675 in the same period of 2022. The increase was mainly due to an increase of $69,022 in outsourcing R&D activities to external consulting firms.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	In the six months ended		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Interest expense, net	$(277,175)	(196,874)	(80,301)	40.8%
Foreign currency exchange gain (loss)	(16,994)	(65,691)	(48,697)	(74.1)%
Other income, net
-Government grants	542,256	446,910	95,346	21.3%
-Rental income	43,532	41,548	1,984	4.8%
-Investment income	$12,419	$-	$12,419	100%

Interest expense, net, increased by $80,301, or approximately 40.8% in the six months ended March 31, 2022 as compared to 2021. The increase was mainly attributable to increased average loan balances we carried during the six months ended March 31, 2022 compared to the same period of 2021.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $542,256 and $446,910 in the six months ended March 31, 2022 and 2021, respectively.

Our subsidiary, Xi’an App-Chem, leased office space to a third-party and recorded rental income of $43,532 and $41,548 in the six months ended March 31, 2022 and 2021, respectively.

Investment income related to income generated by our short-term investments, amounted to $12,419 and $Nil in the six months ended March 31, 2022 and 2021, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $562,737 in the six months ended March 31, 2022, an increase of $97,660, or 21.0% from $465,077 in the same period of 2021 due to our increased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes for the six months ended March 31, 2022 and 2021 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $375,177 and $302,123 for the six months ended March 31, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04 and $0.05 for the six months ended March 31, 2022 and 2021, respectively.

Net income

As a result of the foregoing, our net income increased from $2,295,199 in the six months ended March 31, 2021 to $2,529,660 in the same period of 2022.

Liquidity and Capital Resources

As reflected in our unaudited condensed consolidated financial statements, we are currently constructing two new manufacturing plants. As of March 31, 2022, we had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $1.0 million within the next twelve months. We also had large unpaid tax liabilities of approximately $3.3 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact our business operations. A resurgence could negatively affect our ability to fulfil customer sales orders and collect customer payments timely, or disrupt our supply chain. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In June 2021, we closed the initial public offering and received net proceeds of approximately $11.3 million.

As of March 31, 2022, we had cash on hand of $1.6 million. We also had outstanding accounts receivable of approximately $7.5 million, of which approximately $7.47 million or 99.2% has been subsequently collected as of the date of this filing.

As of March 31, 2022, we had outstanding bank loans of approximately $4.5 million from several PRC banks (including short-term bank loans of $1.6 million, current portion of long-term bank loans of approximately $1.8 million and long-term loan of $1.1 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, from December 2020 to December 2021, we secured an aggregate of $6.5 million (RMB 41 million) lines of credit with PRC banks as working capital loan (including $2.0 million line of credit with Bohai Bank for one year, $2.5 million line of credit with Shanghai Pudong Development Bank for one year and $2.0 million line of credit with Qishang Bank for three years.). As of the date of this filing, we had borrowed $2.0 million (RMB 13 million) out of these lines of credit and had the availability to borrow additional maximum loans of $4.4 million (RMB 28 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $1.6 million and the above mentioned $4.4 million unused line of credit, collectively will provide sufficient liquidity for us to settle the tax liabilities with local government, to meet our future liquidity and capital expenditure requirement on the CIP project for at least 12 months from the date our unaudited condensed consolidated financial statements for the six months ended March 31, 2022 are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	In the Six Months Ended March 31,
	2022	2021
Net cash provided by (used in) operating activities	$(130,577)	$1,999,769
Net cash used in investing activities	(1,991,580)	(715)
Net cash provided by (used in) financing activities	1,824,454	(947,501)
Effect of exchange rate change on cash	2,915	(64,052)
Net increase (decrease) in cash	(294,788)	987,501
Cash, beginning of period	1,903,867	53,106
Cash, end of period	$1,609,079	$1,040,607

Cash flows from operating activities

Net cash used in operating activities during the six months ended March 31, 2022 was $130,577, primarily attributable to net income of $2,529,660 for the six months ended March 31, 2022, our taxes payable decreased by $1,806,543 primarily due to income and VAT tax paid in March 2022, an increase of $1,265,109 account receivable due to increased sales in the six months ended March 31, 2022, and an increase in inventory of $515,690 due to increase of the raw materials stockpile in order to prepare for anticipated increase in production to fulfill increased sales orders from customers, offset by a decrease of $977,033 in advance payment to suppliers for raw material purchase.

Net cash provided by operating activities during the six months ended March 31, 2021 was $1,999,769, primarily attributable to (i) net income of $2,295,199 in the six months ended March 31, 2021; (ii) an increase of $2,898,493 account receivable due to increased sales in the six months ended March 31, 2021. The Company had outstanding accounts receivable of approximately $8.9 million as of March 31, 2020, of which approximately $8.7 million or 97.4% has been subsequently collected as of the date of this filing and the remaining balance is expected to be collected in August, 2021; (iii) a decrease of $1,738,442 in advance to suppliers for raw material purchase as the Company received purchased raw materials from suppliers during six months ended March 31, 2021; and (iv) an increase of $1,120,847 in tax payable mostly due to accrued and unpaid value added tax and income tax payable. As of March 31, 2021, we had approximately $5.7 million tax liabilities, mostly related to the unpaid value added tax and income tax in China. The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. However, in accordance with notices issued by the government to encourage IPO of local companies, for the unpaid tax liabilities, management has discussed with local tax authorities and expects to settle the tax liabilities with no penalty before December 31, 2021.

Cash flows from investing activities

Net cash used in investing activities during the six months ended March 31, 2022 was $1,991,580 which was primarily attributable to (i) capital expenditure on construction-in-progress in the amount of $3,577,995. As of March 31, 2022, we had two CIP projects associated with construction of new manufacturing facilities in Tongchuan and Yumen City, respectively (see Note 8), these CIP projects are expected to be completed in late 2022. Our future minimum capital expenditures on these two CIP projects are estimated to be approximately $2.0 million, among which approximately $1.0 million is required for the next 12 months; (2) purchase of short-term investments in the amount of $3,678,199 because we purchased wealth management financial products from PRC banks to earn investment income and (iii) partially offset by proceeds upon redemption of short-term investments in the amount of $5,273,186.

Net cash used in investing activities during the six months ended March 31, 2021 was $715 attributable to the purchase of property and equipment.

Cash flows from financing activities

Net cash provided by financing activities during the six months ended March 31, 2022 was $1,824,454, primarily include proceeds from short-term loans of $1,608,378, proceeds from long-term loans of $594,864, offset by repayment of long-term loans of $339,343.

Net cash used in financing activities during the six months ended March 31, 2021 was $947,501, primarily include repayment of borrowings from related parties of $1,391,813, repayment of third-party loans of $716,574, repayment of short-term loans of $457,729 and payment for deferred initial public offering costs of $155,557, offset by proceeds from short-term loans of $943,517 and proceeds from long-term loans of $685,067.

During the six months ended March 31, 2022, we experienced a net decrease in cash of $294,788 as compared to 2021.

Off Balance Sheet Arrangements

As of March 31, 2022, there were no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of March 31, 2022, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$4,541,180	$3,460,778	$1,080,402	$-	$-
(2) Lease Obligations	$296,861	183,383	113,478	-	-
(3) Capital expenditure commitment obligations on CIP project	$2,009,653	$1,038,519	$-	971,134	-
Total	$6,847,694	$4,682,680	$1,193,880	$971,134	$-

(1) As of March 31, 2022, we had total $4,541,180 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $1,615,503, current portion of long-term loans of $1,845,275 and long-term loans of $1,080,402) (see Footnote 10 – Debt, for details).

(2) A two-year capital lease agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”), as well as operating lease of our factory space in Dali and office space in Xi’an.

(3) Construction-in-progress (“CIP”) represents direct costs of construction incurred for our manufacturing facilities.

On August 16, 2017, our subsidiary, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $15.0 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114 million (approximately $18.0 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project is expected to be fully completed and put into production by December 2022.

On May 10, 2021, a subsidiary of Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $6.3 million) for including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The construction of Yumen Project is expected to be fully completed and put into production by October 2022.

As of March 31, 2022, we have spent approximately RMB 130.4 million (approximately $20.6 million) on the construction of the main body of the manufacturing plants located in Tongchuan and Yumen, and future minimum capital expenditure on these two CIP projects is estimated to be approximately $2.0 million, among which approximately $1.0 million is required for the next 12 months. We currently plan to support our ongoing CIP project construction through cash flows from operations and bank borrowings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2022	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Financial Statements for the Six Months Ended March 31, 2022